

April 19, 2022

Michael J. Fitzpatrick
Chief Financial Officer
OceanFirst Financial Corp.
110 West Front Street
Red Bank, New Jersey 07701

      Re: OceanFirst Financial Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2021
           Filed February 28, 2022
           File No. 001-11713

Dear Mr. Fitzpatrick:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1. Business
Non-Performing Loans and OREO, page 10

1.   We note your disclosure on page 10 that "non-accrual loans ("non-performing loans")" totaled $18,948 thousand and $36,410 thousand at December 31, 2021 and 2020, respectively. However, your table at the bottom of page 89 indicates non-accrual loans totaled $25,494 thousand and $46,863 thousand for those same periods. Please explain why these amounts differ, and reconcile them for us. In addition, please clarify any such discrepancies in your future filings.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Cara Lubit at (202) 551-5909 or Hugh West at (202) 551-3872 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance